KIRKLAND LAKE GOLD REPORTS STRONG FULL-YEAR AND Q4 2017 EARNINGS AND CASH FLOW

Toronto, Ontario - February 21, 2018 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) today announced the Company’s financial and operating results for the full-year (“2017”) and fourth quarter (“Q4 2017”) of 2017. The Company’s full financial statements and management discussion & analysis are available on SEDAR at www.sedar.com and on the Company’s website at www.klgold.com. All dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted.

Key highlights of the 2017 results include:

•	Record production: 596,405 ounces produced in 2017, 90% increase from 2016 and better than improved guidance of 580,000 - 595,000 ounces.

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Improved unit costs: Operating cash cost averaged $481/oz sold(1), achieved improved guidance of $475 - $500 and 16% better than 2016; all-in sustaining costs (“AISC”)(1) averaged $812/oz sold, in line with improved guidance of $800 - $825 and 13% improvement from 2016. (Total production in 2017 costs totaled $288.3 million compared to $192.8 million in 2016 due to higher business volumes.)

•	Strong free cash flow: Cash flow from operating activities in 2017 totaled 309.8 million, 66% increase from 2016, while free cash flow(1) totaled $178.0 million, 56% higher than previous year.

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Solid earnings performance: 2017 net earnings totaled $132.4 million ($0.64 per basic share) versus $42.1 million ($0.35 per basic share) in 2016. Net earnings in 2017 consisted of earnings from continuing operations of $157.3 million ($0.76 per basic share) and a loss from discontinued operations of $24.9 million ($0.12 per basic share) related to the 2017 care and maintenance expenses and sale of the Company’s Stawell mine on December 21, 2017.

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Adjusted net earnings from continuing operations(1) in 2017 totaled $149.1 million ($0.72 per share), 120% increase from 2016. The exclusion from adjusted net earnings from continuing operations in 2017 of the loss from discontinued operations as well as a net deferred tax recovery of $10.0 million ($0.05 per basic share) were the main differences between net earnings and adjusted net earnings from continuing operations.

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Significant exploration success: Drilling extends high-grade zones at Fosterville, Macassa and Cosmo and intersects new areas of gold mineralization at Taylor (total exploration and evaluation expenditures of $48.4 million in 2017 versus $15.8 million the prior year).

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Solid financial position: Cash and cash equivalents at December 31, 2017 totaled $231.6 million with no debt following repayment or conversion at maturity of two series of convertible debentures ($44.0 million paid in cash, 4,505,393 common shares issued on conversion of 7.5% Debentures).

•	Share repurchases: 5.4 million common shares repurchased for $60.1 million (C$76.5) million through a normal course issuer bid (“NCIB”) initiated in May 2017.

•	Dividend: Quarterly dividend introduced with first payment of $0.01 per share in July 2017 (dividend increased to $0.02 per share effective January 15, 2018 payment).

Key highlights of Q4 2017 results include:

•	Record quarterly production: Q4 2017 production totaled 166,579 ounces, 56% increase from Q4 2016 and 20% higher than Q3 2017.

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Low unit costs: Operating cash costs per ounces sold in Q4 2017 averaged $412, 23% improvement from $533 in Q4 2016 and 15% better than $482 the previous quarter; AISC per ounce sold averaged $816, 9% better than $900 in Q4 2016 and an 3% improvement from $845 in Q3 2017 (total production costs of $68.3 million compared to production costs of $60.5 million in Q4 2016 and $66.5 million in Q3 2017).

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Solid cash flow generation: Cash flow from operating activities of continuing operations totaled $103.4 million compared to $68.5 million in Q4 2016 and $66.8 million in Q3 2017; free cash flow in Q4 2017 totaled $64.5 million, 42% and 105% higher than $45.3 million in Q4 2016 and $31.5 million in Q3 2017, respectively.

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Solid earnings growth: Net earnings in Q4 2017 totaled $41.0 million ($0.20 per basic share), which compared to net earnings of $3.1 million ($0.02 per basic share) in Q4 2016 and $43.8 million ($0.21 per basic share) the previous quarter. Included in net earnings for Q4 2017 were earnings from continuing operations totaling $65.9 million ($0.32 per basic share) and a loss from discontinued operations of $24.9 million ($0.12 per basic share) related to the care and maintenance and sale of the Company’s Stawell Mine on December 21, 2017.

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Adjusted net earnings from continuing operations in Q4 2017 totaled $71.2 million ($0.34 per share) versus $22.8 million ($0.16 per share) in Q4 2016 and $27.4 million ($0.13 per share) in Q3 2017. Adjusted net earnings from continuing operations in Q4 2017 excludes the $24.9 million loss on discontinued operations, a $17.6 million pre-tax mark-to-market loss on fair valuing the Company’s 14.0 million common share purchase warrants in Novo Resources Corp. (“Novo”) ($0.08 per share) and the $10.0 million ($0.05 per share) net deferred tax recovery.

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Continued exploration success: Exploration and evaluation expenditures in Q4 2017 totaled $10.7 million compared to $6.0 million in Q4 2016 and $16.9 million the previous quarter. Key drill results released during the quarter included a 120 metre down-plunge extension of the Swan Zone at the Fosterville mine, a significant expansion of the Lantern Deposit at the Cosmo mine in the Northern Territory of Australia and the intersection of a new gold zone 350 metres below the West Porphyry Deposit at the Taylor mine.

•	Share repurchases: A total of 1,553,500 common shares were repurchased for $20.7 million (C$26.3) million through the NCIB.

•	Dividend payment: The Company’s second quarterly dividend of $1.7 million or C$0.01 per share was made on October 16, 2017.

(1)	See “Non-IFRS Measures” set out later in this press release and starting on page 37 of the Company’s MD&A for the twelve and three months ended December 31, 2017 and 2016.

2017 Mineral Reserve and Mineral Resource Update
On February 20, 2018 the Company released Mineral Reserve and Mineral Resource estimates for December 31, 2017 (see news release dated February 20, 2018). Included in the results, were an increase in Mineral Reserves at Fosterville to 1,700,000 ounces at an average grade of 23.1 grams per tonne, with the Mineral Reserve estimate for the Swan Zone more than doubling from the June 30, 2017 mid-year estimate to 1,160,000 ounces at an average grade of 61.2 grams per tonne. In addition to Mineral Reserves, Mineral Resources at Fosterville at December 31, 2017 included Measured and Indicated Mineral Resources of 2,150,000 ounces at an average grade of 4.8 grams per tonne (exclusive of Mineral Reserves) and Inferred Mineral Resources of 1,900,000 ounces at an average grade of 7.1 grams per tonne. Based on the significant growth in depreciable Mineral Reserves and Mineral Resources at Fosterville, the Company expects a reduction in depreciation and depletion expenses related to the Fosterville mine in 2018.

At Macassa, after identifying a significant eastern extension of the South Mine Complex (“SMC”) in mid-2017, the Company focused drilling activities on establishing Mineral Resources in this new area. Significant success was achieved growing Mineral Resources in 2017, with Measured and Indicated Mineral Resources increasing 58%, to 2,090,000 ounces at an average grade of 17.1 grams per tonne, and Inferred Mineral Resources increasing 48%, to 1,370,000 ounces at an average grade of 22.2 grams per tonne. The increase in Mineral Resources highlights the potential that exists for future growth in Mineral Reserves at the Macassa mine. Total Mineral Reserves at Macassa at December 31, 2017, totaled 2,030,000 ounces at an average grade of 21.0 grams per tonne.
Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: “In 2017, Kirkland Lake Gold performed extremely well against our three key pillars of value creation: operational excellence, disciplined organic growth and a focus on shareholder returns. Operationally, we improved our guidance multiple times and still beat our target range for production and were well within the improved guidance for operating cash cost and AISC per ounce sold. We also clearly demonstrated an ability to generate cash flow, with free cash flow for the year totaling $178.0 million. In terms of organic growth, we increased production by 90% in 2017, 10% on a pro forma basis, even after placing three mines on care and maintenance. We also set the stage for continued year-over-year production growth, with our longer-term goal being to reach a million ounces of annual production from existing mines within five to seven years. In terms of shareholder returns, we were the top performing stock on the S&P/TSX Composite Index on a full-year basis in 2017. We also took steps to support increased shareholder value, including buying back 5.4 million shares, introducing a quarterly dividend and making strategic investments with future value potential.

“Looking at Q4 2017, we achieved record production and generated strong earnings and free cash flow. Leading the way was Fosterville, where Q4 2017 production totaled 79,157 ounces, operating cash costs were $226 per ounce sold, and AISC averaged $471 per ounce sold. We also achieved strong results from our Canadian operations, with both Taylor and Holt achieving record quarterly production and Macassa recording its second-best quarter ever. Free cash flow for the quarter was $64.5 million, more than double the level of the previous quarter.

“Turning to exploration, we finished the year with very encouraging exploration results during Q4 2017, including announcing major extensions of the Swan Zone at Fosterville and Lantern Deposit at the Cosmo mine, as well as intersecting a new zone of gold mineralization 350 metres below the Taylor mine. The exploration success we achieved in 2017 was a testament to the growth potential of our existing operations, and is the key reason that we have been able to announce a 36% increase in consolidated Mineral Reserves from December 31, 2016, including a 247% increase at Fosterville, where the Mineral Reserve now totals 1.7 million ounces at an average grade of 23.1. g/t. Equally encouraging, our base of Mineral Resources has also shown strong growth, with Macassa’s Measured and Indicated Mineral Resources increasing 58% and the mine’s Inferred Mineral Resources growing 48%, something that bode well for future growth in Mineral Reserves.”

Review of Financial and Operating Performance
The following discussion provides key summarized consolidated financial and operating information for the three months and year ended December 31, 2017. For the three months and year ended December 31, 2017, the information includes the consolidated financial and operating information for the Company’s Canadian and Australian operations. The financial and operating information for the three months and year ended December 31, 2016 includes the Australian operations from November 30, 2016, following the completion of the Newmarket Arrangement on November 30, 2016. In addition, information for the year ended December 31, 2016 includes the St Andrew assets from January 26, 2016, the date the St Andrew Arrangement was completed. In addition, results for 2016 and Q4 2016 presented below have been restated to exclude discontinued operations, related to the sale of Stawell Mine.

(in thousands of dollars, except per share amounts)	Three Months Ended December 31, 2017	Three Months Ended December 31, 2016 (Restated)	Year Ended December 31, 2017	Year Ended December 31, 2016 (Restated)
Revenue	$212,364	$130,901	$747,495	$403,340
Production costs	68,283	60,625	288,315	192,842
Earnings before income taxes	54,799	17,698	196,079	79,767
Loss from discontinued operations	(24,904)	(4,627)	(24,904)	(4,627)
Net earnings	$40,980	$3,076	$132,426	$42,107
Basic earnings per share from continuing operations	$0.32	$0.05	$0.76	$0.39
Basic earnings per share	$0.20	$0.02	$0.64	$0.35
Diluted earnings per share	$0.20	$0.02	$0.63	$0.34
Cash flow from operating activities of continuing operations	103,351	68,456	309,812	186,981
Cash investment on mine development and PPE	38,832	23,111	131,840	73,051

	Three Months Ended December 31, 2017	Three Months Ended December 31, 2016 (Restated)	Year Ended December 31, 2017	Year Ended December 31, 2016 (Restated)
Tonnes milled	454,897	437,601	1,974,093	1,271,670
Grade (g/t Au)	11.8	7.5	9.8	7.9
Recovery (%)	96.3%	93.6%	95.7%	95.1%
Gold produced (oz)	166,579	105,757	596,405	313,653
Gold Sold (oz)	165,715	111,690	592,674	326,687
Averaged realized price ($/oz sold)(1)	1,282	1,202	1,261	1,234
Operating cash costs per ounce ($/oz sold)(1)	412	533	481	571
AISC ($/oz sold)(1)	816	900	812	930
Adjusted net earnings from continuing operations(1)	71,153	22,806	149,133	67,851
Adjusted net earning per share from continuing operations(1)	$0.34	$0.16	$0.72	$0.56

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on page 32 of the Company's MD&A.

Production, Sales and Revenue
The Company produced 596,405 ounces in 2017, an increase of 90% from 2016 when consolidated production included the Australian operations from November 30, 2016, and the St Andrew assets from January 26, 2016. The increase in production compared to 2016 largely reflected the full-year contribution of the Company’s Australian operations, which included production of 284,440 ounces in 2017 compared to 18,657 ounces in the final month of 2016. Production from the Company’s Canadian operations totaled 311,965 ounces, which compared to production of 295,838 ounces in 2016. Excluding the impact of the Holloway mine, which was placed on care and maintenance on December 31, 2016 and produced 27,129 ounces in 2016 versus 287 ounces in 2017, production from the Company’s Canadian operations increased 16% from the previous year. Production at Macassa of 194,237 ounces in 2017 increased 19,070 ounces or 11% from the previous year, reflecting both a higher average grade and increased run-of-mine tonnes processed compared to 2016. Production from Holt increased 25% to 66,677 ounces year over year, reflecting a 11% increase in tonnes processed. Production at Taylor totaled 50,764 ounces, an increase of 25% from 2016, reflecting significantly higher tonnes processed during the year.

Gold sales in 2017 totaled 592,674 ounces, an 80% increase from 329,489 ounces in 2016. Higher gold sales were the primarily factor leading to an 85% increase in revenue for the year, to $747.5 million from $403.3 million in 2016. The main contributor to the increase in both gold sales and revenue was increased production related to the full-year contribution from the Company’s Australian operations in 2017. The realized gold price in 2017 averaged $1,261 per ounce, 3% higher than the average price of $1,224 per ounce the previous year.

For Q4 2017, consolidated production totaled 166,579 ounces, a 56% increase from Q4 2016. The increase from the prior year mainly reflected a full quarter of results from the Company’s Australian operations, which compared to results from November 30, 2016 to the end of the year in Q4 2016 following completion of the Newmarket Arrangement. For Q4 2017, the Fosterville mine, being the only operating mine in Australia during the quarter, contributed 79,157 ounces, which compared to total production from the Company’s Australian operations of 18,657 ounces in Q4 2016, including 13,196 ounces from Fosterville, 4,609 ounces from the Cosmo Mine and 852 ounces from the Stawell mine. Production from Canadian operations in Q4 2017 totaled 87,426 ounces, which compared to production of 87,952 ounces in Q4 2016. Excluding production from the Holloway mine, which produced 9,825 ounces in Q4 2016, but was placed on care and maintenance effective December 31, 2016, production from the Canadian operations increased 12% compared to Q4 2016.

Q4 2017 production increased 27,490 ounces or 20% from 139,091 ounces the previous quarter. Each of the Company’s operating mines increased production in Q4 2017 compared to Q3 2017. The largest increase was at Fosterville, where production rose 17,622 ounces or 29% quarter over quarter, reflecting a significant increase in the average grade, to 21.5 grams per tonne. Production from the Canadian operations increased 11,160 ounces or 15% from the previous quarter, reflecting both higher tonnes processed and average grades at the Holt and Taylor mines, and increased run-of-mine tonnes processed at Macassa.

Q4 2017 gold sales totaled 165,715 ounces, 48% and 20% higher than in Q4 2016 and Q3 2017, respectively. The realized gold price for the quarter averaged $1,282 per ounce, an increase of 7% from $1,202 per ounce in Q4 2016 and $1 increase from the previous quarter. Revenue for Q4 2017 totaled $212.4 million, a $82.3 million or 63% increase from Q4 2016 and $35.7 million or 20% higher than in Q3 2017.

Earnings from Mine Operations
Earnings from mine operations in 2017 totaled $289.1 million, more than double the $136.0 million from 2016. The increase in earnings from mine operations in 2017 reflected the significant revenue growth achieved on a year-over-year basis. Partially offsetting the impact of higher revenue were increased levels of production costs, depletion and depreciation expense and royalty expense, with all three increases mainly related to growth in production, gold sales and revenue stemming from the addition of the Company’s Australian operation on November 30, 2016. Production costs in 2017 totaled $288.3 million, which compared to $192.8 million in 2016. Depletion and depreciation expense rose to $148.7 million from $59.0 million in 2016. The increase in depletion and depreciation expense in 2017 was a result of the purchase price allocation exercise of assigning fair values to mining interest and plant and equipment acquired in the Newmarket Arrangement on November 30, 2016, which are being amortized over the life of mine and over the life of the underlying assets. Royalty expense in 2017 totaled $21.4 million compared to $15.6 million in 2016. The increase resulted from the addition of the Company’s Australian operations, which include a 2% NSR on all gold production at the Fosterville mine.

Earnings from mine operations in Q4 2017 totaled $92.3 million, more than double the level of $41.6 million achieved in Q4 2016 and 26% higher than $73.4 million the previous quarter. The increase from both prior periods resulted from the solid growth in revenue, both on a year-over-year and quarter-over-quarter basis. Total production costs in Q4 2017 were $68.3 million versus $60.6 million in Q4 2016 and $66.5 million in Q3 2017. Depletion and depreciation expense in Q4 2017 totaled $45.6 million compared to $24.5 million in Q4 2016 and $31.7 million the previous quarter. Royalty expense totaled $6.2 million in Q4 2017 versus $4.2 million for the same period in 2016 and $5.1 million in Q3 2017. The higher expenditure levels in Q4 2017 reflected increased production and sales volumes during the quarter, with the inclusion of the Company’s Australian operations for the full quarter in Q4 2017 versus only one month in Q4 2016 mainly accounting for the increase compared to a year ago, and improved results at all four of the Company’s operating mines in Q4 2017 accounting for the increases quarter over quarter.

Additional Expenses
Exploration and evaluation expenditures in 2017 rose substantially from the previous year, increasing 206% to $48.4 million from $15.8 million in 2016. The increase reflected the Company’s growing asset base, significant commitment to production growth at existing mines, as well as exploration success achieved as the year progressed (see Growth and Exploration section starting on page 23). Exploration and evaluation expenditures in Q4 2017 totaled $10.7 million, which compared to $6.0 million in Q4 2016 and $16.9 million the previous quarter. Growth from Q4 2016 mainly reflected the inclusion of the Company’s Australian operation for the full quarter in Q4 2017, as well as the significant exploration activities ongoing at and around both the Fosterville and Cosmo Mines during Q4 2017. The reduction from the previous quarter reflected the timing for completing exploration activities and incurring the related expenditures during 2017.

General and administrative expense (excluding share-based payments expense and transaction costs) totaled $21.7 million in 2017 and $6.1 million in Q4 2017. General and administrative expense for these periods compared to $10.8 million and $2.6 million, respectively in 2016 and Q4 2016. High levels of general and administrative expense both on a full-year and fourth quarter basis compared to 2016, reflected growth in the Company’s business portfolio and the full-year contribution to revenue and costs of the Australian operations in 2017 compared to one month in 2016. General and administrative expense in Q4 2017 was similar to the previous quarter’s level of $5.9 million.

Share-based payment expense for 2017 of $3.9 million compared to $1.2 million in 2016. The increase was reflective of the granting of restricted-share units (“RSUs”) and performance-share units (“PSUs”) starting in Q3 2016 and going forward. Share- based payment expense in Q4 2017 totaled $0.7 million, which compared to $0.1 million in Q4 2016 and $1.0 million the previous quarter.

Transaction costs totaled $0.4 million in 2017 and nil in Q4 2017. In 2016, transaction costs totaled $17.7 million for the full year and $14.4 million for the fourth quarter. Most of the transaction costs in 2016 and Q4 2016 related to the completion of the Newmarket Arrangement on November 30, 2016.

Care and maintenance expense related to the suspension of operations and placement on care and maintenance of the Stawell mine (as of December 13, 2016), the Holloway mine (as of December 31, 2016) and the Cosmo mine and Union Reefs mill (as of June 30, 2017). Care and maintenance expense in 2017 totaled $11.9 million versus $0.1 million in 2016, with the increase largely related to the Cosmo mine and Union Reefs mill, where care and maintenance expense in 2017 totaled $9.6 million. In Q4 2017, the Company recorded a recovery on care and maintenance expense of $2.2 million, which compared to care and maintenance expense of $0.1 million in Q4 2016 and $4.9 million in Q3 2017. The recovery in Q4 2017 reflected the reclassification to discontinued operations of year-to-date and 2016 expenses for the Stawell mine following the sale of the mine on December 21, 2017.

On December 21, 2017, the Company completed a transaction to sell to an affiliate of Arete Capital Partners Ltd. (“Arete”) all the issued and outstanding common shares of its indirectly held wholly owned subsidiary, Stawell Gold Mines Pty Ltd., which held the Stawell mine. Pursuant to the terms of the transaction, the Company received $6.25 million in cash consideration upon closing and retains a 2.5% net smelter return royalty on the Stawell mine. The components of revenue and expense were separated from continuing operations following completion of the sale and are reported as discontinued operations, with a loss from discontinued operations of $24.9 million being included in the Company’s 2017 and Q4 2017 financial results and a loss from discontinued operations of $4.6 million being included in the results for both 2016 and Q4 2016.

Finance costs in 2017 totaled $12.2 million versus $11.7 million in 2016. Q4 2017 finance costs totaled $3.5 million compared to $3.1 million in Q4 2016 and $2.4 million the previous quarter. Finance costs for each period relate to the various financial instruments held by the Company. The increase from the previous quarter mainly related to the timing for incurring finance fees and bank charges. Convertible debenture interest for 2017 totaled $8.2 million, compared to $10.2 million for 2016. Finance income relates primarily to interest earned on excess cash held on account. The increase in finance income in 2017 to $2.1 million from $0.8 million in 2016 resulted from the significant increase in cash during 2017 compared to the previous year. Finance income in Q4 2017 totaled $0.5 million, which compared to $0.3 million in Q4 2016 and $0.4 million in Q3 2017.

The Company's current income tax expense totaled $44.2 million for 2017 along with deferred income tax recovery of $5.5 million, for an effective tax rate of 19.8%, which compared to current and deferred income tax expense of $2.8 million and $30.2 million, respectively, in 2016 for an effective tax rate of 42.5%. The deferred tax recovery was was primarily due to the recognition of $40.5 million of previously unrecognized deferred tax assets in the period that were acquired in a previous business combination. These deferred tax assets are recognized as a result of a change in expected future profits to be realized after a reorganization of the acquired corporate structure. In addition, the Company recognized a deferred tax asset recovery of $12.1 million related to the offset of current year income taxes.

For Q4 2017, the current income tax expense totaled $13.8 million, while the Company recorded deferred tax recovery of $24.9 million, mainly related to the previously unrecognized deferred tax assets in the period that were acquired in a previous business combination. In Q4 2016, the Company had current income tax recovery of $0.3 million and deferred income tax expense of $10.3 million, while Q3 2017 reported current and deferred income tax expense totaling $12.0 million and $8.3 million, respectively.

Other income in 2017 totaled $3.4 million compared to $0.2 million in 2016, with the increase due to a higher amount of premiums recognized on the flow through shares. For Q4 2017, the Company recorded other loss of $18.9 million, mainly reflecting a $17.6 million pre-tax, mark-to-market loss in the quarter on fair valuing the Company’s 14.0 million common share purchase warrants of Novo, which were acquired on September 6, 2017. The other loss in Q4 2017 compared to other income of $2.2 million in Q4 2016 and other income of $21.3 million the previous quarter. The $21.3 million of other income in Q3 2017 was the result of a $19.2 million pre-tax mark-to-market gain on fair valuing the Company’s 14.0 million Novo common share purchase warrants.

Unit Cost Performance
Operating cash costs per ounce sold for 2017 averaged $481, a 16% improvement from $571 in 2016 mainly reflecting a higher average mill grade in 2017 compared to the previous year (9.8 grams per tonne versus 7.9 grams per tonne in 2016). Contributing to the improved average grade in 2017 was a the full-year contribution from the Fosterville mine in Australia, where the average mill grade in 2017 was 15.8 grams per tonne, as well as improved grades at the Macassa, with an average mill grade of 15.2 grams per tonne in 2017 compared to 14.1 grams per tonne in 2016. Operating cash costs per ounce sold from the Company’s Australian operations averaged $376 per ounce sold in 2017, compared to $714 per ounce from November 30, 2016 to the end of the year. Operating cash costs per ounce sold from Canadian operation averaged $576, which compared to $558 in 2016. The year-over-year increase for the Canadian operations reflected lower operating cash cost per ounce sold at both Taylor and Holt in 2016.

AISC per ounce sold averaged $812 in 2017, a 13% improvement from $930 in 2016 reflecting improved operating cash cost per ounce sold as well as lower levels of sustaining capital expenditures per ounce sold compared to the same period a year earlier. Sustaining capital expenditures in 2017 totaled $147.7 million ($249 per ounce sold), which compared to $86.6 million ($263 per ounce sold) in 2016. The full-year contribution of the Company’s Fosterville mine, where AISC per ounce sold averaged $491 in 2017, was the primary factor accounting for the year-over-year improvement. AISC per ounce sold for Canadian operations averaged $911 versus $900 in 2016.

For Q4 2017, operating cash costs per ounce sold averaged $412, a 23% improvement from $533 in Q4 2016 and 15% better than $482 the previous quarter. Higher production, largely due to a significant increase in the average grade at Fosterville, to 21.5 grams per tonne, was a key factor contributing to the improvement from both prior periods. AISC per ounce sold for Q4 2017 averaged $816, a 9% improvement from $900 in Q4 2016 and 3% better than $845 for Q3 2017. The improvement from both prior periods resulted from lower operating cash cost per ounce sold, which more than offset an increase in sustaining capital expenditures per ounce sold. Sustaining capital expenditures in Q4 2017 totaled $51.6 million ($312 per ounce sold) compared to $32.5 million ($291 per ounces) in Q4 2016 and $38.3 million ($278 per ounces sold) in Q3 2017. The increase in sustaining capital related to the Company’s Canadian operations and was largely due to the timing of sustaining capital expenditures at Macassa and Taylor to late in the year.

Net Earnings of $157.3 million or $0.64 per share in 2017
Net earnings for 2017 totaled $132.3 million ($0.64 per basic share), an increase of $90.3 million or 214% from $42.1 million ($0.35 per basic share) in 2016. Contributing to net earnings in 2017 were earnings from continuing operations of $157.3 million and a loss on from discontinued operations of $24.9 million related to the Stawell mine. In 2016, earnings from continuing operations totaled $46.7 million, while loss from discontinued operations totaled $4.6 million.

The increase in earnings from continuing operations in 2017 was largely the result of significantly higher revenue due mainly to the full-year contribution from the Company’s Fosterville mine in 2017 versus one month in 2016. Also contributing to the year-over-year increase was a lower effective tax rate in 2017, due largely to the recognition of deferred tax assets, as well as transaction costs totaling $17.7 million in 2016 related mainly to completion of the Newmarket Arrangement on November 30, 2016. Offsetting these favourable factors were higher production and depletion and depreciation costs, as well as increased exploration and general and administrative expenses. The increase in basic earnings per share in 2017 was not as significant as growth in net earnings due to a higher number of average shares outstanding, resulting mainly from the two acquisitions completed in 2016.

Adjusted net earnings from continuing operations in 2017 totaled $149.1 million ($0.72 adjusted net earnings per share from continuing operations), representing growth of $81.2 million or 120% from $67.9 million in 2016. The exclusion from adjusted net earnings from continuing operations in 2017 of the $24.9 million after-tax loss from discontinued operations ($0.12 per share) and net deferred tax recovery of $10.0 million ($0.05 per share) were the most significant differences between net earnings and adjusted net earnings from continuing operations for the year. In 2016, adjusted net earnings from continuing operations were higher than net earnings due to the exclusion of transaction costs, mainly related to the completion of the Newmarket Arrangement, the impact of purchase price allocation adjustments on acquired metal inventory, and a loss from discontinued operations.

Net earnings in Q4 2017 totaled $41.0 million ($0.20 per basic share), which compared to net earnings of $3.1 million ($0.02 per basic share) in Q4 2016. Included in net earnings in Q4 2017 were earnings from continuing operations totaling $65.9 million and a loss from discontinued operations of $24.9 million related to the sale of the Stawell mine.

The increase in earnings from continuing operations in Q4 2017 compared to Q4 2016 reflected increased revenue and improved unit costs, mainly related to the full-quarter contribution from the Fosterville mine in Q4 2017 versus one month in Q4 2016. Also contributing to the increase from Q4 2016 was a $24.9 million deferred tax recovery in Q4 2017, mainly related to previously unrecognized deferred tax assets, as well as $14.4 million of transaction costs in Q4 2016 related to completion of the Newmarket Arrangement. Partially offsetting these favourable factors were higher production costs and depletion and depreciation expenses in Q4 2017 versus Q4 2016, as well as increased exploration and general and administrative expenditures. In addition, Q4 2017 earnings from continuing operations included the $17.6 million pre-tax marked-to-market loss on fair valuing the Company’s 14.0 million common share purchase warrants of Novo.

Adjusted net earnings from continuing operations in Q4 2017 totaled $71.2 million ($0.34 adjusted net earnings per share from continuing operations) versus $22.8 million in Q4 2016 and $27.4 million in Q3 2017. The difference between net earnings and adjusted net earnings from continuing operations in Q4 2017 mainly related to the exclusion in adjusted net earnings from continuing operations of the $24.9 million after-tax loss on discontinued operations ($0.12 per share), a $17.6 million pre-tax mark-to-market loss on the fair valuing the Company’s 14.0 million common share purchase warrants in Novo ($0.08 per share) and net deferred tax recovery of $10.0 million ($0.05 per share). In Q4 2016, a number of pre-tax expenses were excluded from adjusted net earnings from continuing operations, including: transaction costs of $14.4 million and $6.5 million of purchase price allocations adjustments on acquired metal inventory. In addition, adjusted net earnings from continuing operations in Q4 2016 also excluded an after-tax $4.6 million loss from discontinued operations. In Q3 2017, the Company recorded a $19.2 million pre-tax mark-to-market gain related to the fair value of Novo warrants, which was excluded from adjusted net earnings from continuing operations.

The $41.0 million of net earnings in Q4 2017 compared to net earnings of $43.8 million in Q3 2017. The Company’s net earnings in Q3 2017 were entirely related to continuing operations. Higher sales and improved unit costs contributed to the $22.4 million or 51% increase earnings from continuing operations quarter over quarter. Also having a significant impact on earnings from continuing operations for both quarters was the fair valuing of the Company’s Novo warrants, with the Q4 2017 earnings from continuing operations including the $17.6 pre-tax mark-to-market loss, while earnings from continuing operations in Q3 2017 benefited from a $19.2 million pre-tax mark-to-market gain on the fair valuing of the warrants. In addition, the $24.9 million deferred tax recovery in Q4 2017 also contributed to the increase in earnings from continuing operation compared to the previous quarter.

The adjusted net earnings in Q4 2017 of $71.2 million increased 160% from $27.4 million in Q3 2017. The difference between net earnings and adjusted net earnings from continuing operations in Q3 2017 mainly related to exclusion in adjusted net earnings from continuing operations of the $24.9 million after-tax loss on discontinued operations and the $19.2 million pre-tax marked-to-market gain on the fair valuing of the Novo warrants.

2017 Cash flow from operating activities of $309.8 million, free cash flow totals $178.0 million
Cash at December 31, 2017 totaled $231.6 million, which compared to cash of $234.9 million at December 31, 2016 and cash of $210.5 million at September 30, 2017. Cash flow from operating activities and free cash flow in 2017 totaled $309.8 million and $178.0 million, respectively, which compared to $187.0 million and $114.0 million, respectively, in 2016. The significant free cash flow generated by the Company in 2017 was offset by the use of cash in a number of areas focused on value creation for the Company’s shareholders, including strategic investments, debt repayment and elimination and share repurchases.

During 2017, the Company made strategic investments in a number of junior exploration companies. In August and September 2017, the Company invested an aggregate of $61.0 (C$74.9) million for the purchase of 25.8 million common shares and 14.0 million common share purchase warrants of Novo. In June 2017, the Company invested $6.9 (C$8.9) million to acquire 17.9 million common shares of Bonterra Resources Inc., a TSX Venture Exchange-listed company with exploration projects in Quebec and Ontario. Through two transactions (in April and December 2017), the Company invested $6.7 (C$8.6) million to acquire 12.3 million common shares and 975,500 common share purchase warrants of Metanor Resources Inc., a TSX Venture Exchange-listed company with assets in the Urban-Barry district of Northern Quebec. In November 2017, the Company invested $3.8 (C$4.9) million to acquire 33.3 common shares and 33.3 options to acquire common shares of De Grey Mining Ltd., an ASX-listed company with assets based in Western Australia.

A total of $44.0 (C$57.2) million of cash was used to redeem and eliminate the Company’s two series of convertible debentures during 2017. On June 30, 2017, the Company paid $43.8 (C$56.8) million to redeem the 6% Debentures (with an additional $1.3 (C$1.7) million paid for interest accrued at the maturity date of June 30, 2017). In December 2017, over 99% of the $62.0 million 7.5% Debentures, which matured on December 31, 2017, were converted into common shares at a conversion price of C$13.70 per share, being a conversion rate of 72.9927 common shares for each $1,000 in principal held. As a result, an aggregate of 4,505,393 common shares were issued to the debenture holders. The Company paid an aggregate amount of $0.2 (C$0.3) million in cash with respect to the outstanding 7.5% Debentures not converted at their maturity. In addition, $2.2 (C$2.8) million of cash was paid to all holders of the 7.5% Debentures with respect to interest accrued at the maturity date of December 31, 2017.

During 2017, the Company repurchased 5,443,400 common shares for cancellation under the NCIB program introduced in May 2017. The common shares were repurchased at an average price of $11.05 (C$14.06) per common share for total cash payment of $60.1 (C$76.5) million. Under the NCIB, a maximum of 15,186,571 Kirkland Lake Gold common shares can be purchased for cancellation. Accordingly, the Company may purchase an additional 9,743,171 common shares for cancellation through the NCIB until the program’s expiry in May 2018.

Performance Against 2017 Guidance
Kirkland Lake Gold achieved all of the Company’s consolidated production and unit cost guidance for full-year 2017. A number of revisions were made to the Company’s guidance during the year. Guidance for consolidated production and AISC per ounce sold were improved three times. Consolidated production guidance began the year at 500,000 - 525,000 ounces and was ultimately improved to 580,000 - 595,000 ounces on November 2, 2017. AISC per ounce sold guidance commenced 2017 at $950 - $1,000 with the final improvement resulting in a target range of $800 - $825. Other revisions to consolidated guidance during 2017 included: two improvements to operating cash cost per ounce sold guidance, which began the year at $625 - $675 and was ultimately established at $475 - $500 on November 2, 2017; a revision to sustaining and growth capital expenditure guidance from $180 - $200 million to $160 - $180 million on August 2, 2017, and an increase in the guidance for corporate G&A expense from $17 million to $20 million on November 2, 2017. (For more information on the revisions to guidance announced on November

2, 2017, August 2, 2017 and May 4, 2017 see the MD&As for the periods ended September 30, 2017, June 30, 2017 and March 31, 2017.)

2017 Guidance(1) (as at November 2, 2017)

Canadian Mines	Australian Mines

($ millions unless otherwise stated)	Macassa	Taylor	Holt	Fosterville	Northern Territory (3)	Consolidated
Gold production (kozs)	190 - 195	50 - 55	50 - 55	250 - 260	20	580 - 595
Op. cash costs/ounce sold ($/oz)(2)(5)	$520 - $550	$575 - $625	$670 - $725	$260 - $280	$1,500 - $1,600	$475 - $500
AISC/ounce sold ($/oz) (2)(5)						$800 - $825
Operating cash costs (2)						$270 - $280
Royalty costs						$20 - $25
Sustaining and growth capital(5)						$160 - $180
Exploration and evaluation						$45 - $55
Corporate G&A expense (4)						$20

(1)	Represents the Company’s guidance for which the three-month period ended December 31, 2017 was measured against.

(2)
Operating cash costs, operating cash cost/ounce sold and AISC/ounce sold reflect an average US$ to C$ exchange rate of 1.2983 and a US$ to A$ exchange rate of 1.3047. See “Non-IFRS Measures” set out starting on page 37of the Company's MD&A for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs as presented in the Consolidated Statements of Operations and Comprehensive Income

(3)	Northern Territory includes Cosmo mine and Union Reefs mill. The Cosmo mine was placed on care and maintenance effective June 30, 2017 (see News Release dated May 4, 2017).

(4)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

(5)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included starting on page 37 of the Company’s MD&A for the twelve and three months ended December 31,2017.

2017 Performance

Canadian Mines	Australian Mines

($ millions unless otherwise stated)	Macassa	Taylor	Holt	Fosterville	Northern Territory(3)	Consolidated(2)
Gold production (ozs)	194,237	50,764	66,677	263,845	20,595	596,405
Op. cash cost/ounce sold ($/oz) (1)(4)	$523	$610	$685	$264	$1,661	$481
AISC/ounce sold ($/oz) (1)(4)						$812
Operating cash costs (1)						$285.3
Royalty costs						$21.4
Sustaining and growth capital(4)						$164.5
Exploration and evaluation						$48.4
Corporate G&A expense (5)						$21.7

(1)	Operating cash costs, operating cash costs/ounce and AISC/ounce sold reflect an average US$ to C$ exchange rate of 1.2965 and a US$ to A$ exchange rate of 1.3041.

(2)	Consolidated 2017 production includes 287 ounces processed from the Holloway Mine.

(3)	Northern Territory includes Cosmo Mine and Union Reefs Mill. The Cosmo Mine was placed on care and maintenance effective June 30, 2017 (see News Release dated May 4, 2017).

(4)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included starting on page 37 of the Company’s MD&A for the twelve and three months ended December 31, 2017.

(5)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

Key Highlights of 2017 Performance Compared to Guidance

•
Consolidated gold production for 2017 of 596,405 ounces exceeded the Company’s improved guidance for the year of 580,000 - 595,000 ounces. All of the Company’s operating mines achieved or exceeded their respective production guidance. The primary factor driving the strong consolidated production performance and multiple increases in guidance was the performance at Fosterville, where grades outperformed expected levels for much of the year, including during Q4 2017 when the mine achieved its highest ever quarterly average grade of 21.5 grams per tonne. Fosterville’s production guidance was increased twice during 2017 from 140,000 - 160,000 ounces initially to a final target of 250,000 - 260,000 ounces. Fosterville’s total production of 263,845 ounces exceeded the improved guidance. Macassa’s production of 194,237 ounces achieved the top end of the improved guidance range of 190,000 - 195,000 ounces. Production guidance for Macassa was increased on May 4, 2017 from 180,000 - 185,000 ounces on the anticipation higher run-of-mine tonnage over the balance of the year. Both run-of-mine tonnes processed and average grades at Macassa increased from comparable 2016 levels. Guidance for the Holt mine of 65,000 - 70,000 ounces remained unchanged throughout 2017, with the mine’s production of 66,677 ounces achieving the target range. Production at the Taylor mine of 50,764 ounces achieved the revised target range of 50,000 - 55,000 ounces, which had been revised from 55,000 - 60,000 ounces on August 2, 2017.

•
Production costs for the year totaled $288.3 million. Operating cash costs of $285.3 million in 2017 exceeded the guidance range of $270 - $280 million due mainly to the higher than expected production volumes during the year.

•
Operating cash costs per ounce sold for 2017 averaged $481, in the low end of the improved guidance range of $475 - $500. Operating cash costs at Fosterville averaged $264 per ounce sold, achieving guidance of $260 - $280, which had been improved on August 2, 2017 from $310 - $300. Higher than expected grades were the main factor contributing to Fosterville’s low unit operating cash costs during the year. Macassa’s operating cash costs of $523 per ounce sold were in the low end of the improved target range of $520 -$550, which had been revised from $552 - $568 per ounce sold on May 4, 2018 in anticipation of higher production volumes over the balance of the year. Holt’s operating cash cost per ounce sold of $685 was near the low end of the guidance established at the beginning of 2017, while average operating cash costs at Taylor of $610 per ounce sold achieved the mine’s guidance of $575 - $625. Operating cash cost guidance for Taylor had been revised higher from $450 - $525 on November 2, 2017, reflecting the impact of lower than expected production volumes during the year.

•
AISC per ounce sold averaged $812 for 2017, in line with the improved guidance of $800 - $825. In addition to a solid operating cash cost performance, discussed above, the Company’s strong AISC performance also reflected lower than anticipated levels of sustaining capital expenditures on a per ounce sold basis.

•	Royalty costs totaled $21.4 million for 2017, which was in the low end of the Company’s full-year 2017 guidance of $20 - $25 million.

•
Sustaining and growth capital(1) expenditures for 2017 totaled $164.5 million, which was in line compared to the Company’s revised guidance of $160 - $180 million. Sustaining capital expenditures for the year totaled $147.7 million, with growth capital expenditures totaling $16.8 million. The revision of the Company’s guidance on August 2, 2018 from $180 - $200 million largely reflected lower than expected levels of capital development, primarily at Macassa and Holt, due to revisions to mine sequencing plans and, in some cases, the deferral of development work.

•	Exploration expenditures totaled $48.4 million, consistent with the Company’s full-year 2017 guidance of $45 - $55 million.

•
Corporate G&A expense for 2017 totaled $21.7 million, which compared to revised guidance of $20.0 million. The higher than expected corporate G&A expense was mainly due to additional consulting and legal fees related to initiatives undertaken during the year.

(1)	See “Non-IFRS Measures” set out later in this press release and starting on page 37 of the Company’s MD&A for the twelve and three months ended December 31, 2017 and 2016

2017 and Q4 2017 Financial Results and Conference Call Details
A conference call to discuss the results will be held by senior management on Wednesday, February 21, 2018, at 2:00 pm ET. The call will be webcast and accessible on the Company’s website at www.klgold.com.

Date:	wednesday, February 21, 2018
Conference Id:	8274437
Time:	2:00 pm ET
Toll-free number:	1 (866) 393-4306
International callers:	1 (734) 385-2616
Webcast URL:	https://event.on24.com/wcc/r/1553559/4CDA4998DC01D4D4BD697C8EC56F8CB9
Qualified Persons
Pierre Rocque, P.Eng., Vice President, Canadian Operations and Ian Holland, FAusIMM, Vice President Australian Operations are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this news release.

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a mid-tier gold producer that in 2018 is targeting over 620,000 ounces of gold production from mines in Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Non-IFRS Measures
The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. For a reconciliation of the Non-IFRS Measures described below, please see the Non-IFRS Measures section of the MD&A for the twelve and three months ended December 31, 2017 beginning on page 32.

Free Cash Flow
In the gold mining industry, free cash flow is a common performance measure with no standardized meaning. Free cash flow is calculated by deducting capital cash spending (capital expenditures for the period, net of expenditures paid through finance leases) from cash flows from operations.

The Company discloses free cash flow as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is cash flows generated from operations.

Operating Cash Costs and Operating Cash Costs per Tonne and Ounce Sold
Operating cash costs and operating cash cost per tonne and per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash costs per tonne of ore produced is calculated by dividing operating cash costs to tonnes milled; operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.

The Company discloses operating cash costs and operating cash cost per tonne and per ounce sold as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ore tonne produced and per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Sustaining and Growth Capital
Sustaining capital and growth capital are Non-IFRS measures.  Sustaining capital is defined as capital required to maintain current operations at existing levels.  Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

AISC and AISC per Ounce Sold
AISC and AISC per ounce sold are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.

The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital (capital required to maintain current operations at existing levels), corporate expenses, underground exploration expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

Average Realized Price per Ounce Sold
In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounces sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Adjusted Net Earnings and Adjusted Net Earnings per Share
Adjusted net earnings and adjusted net earnings per share are used by management and investors to measure the underlying operating performance of the Company.

Adjusted net earnings is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including transaction costs and executive severance payments, purchase price adjustments reflected in inventory, and other non-recurring items. Adjusted basic net earnings per share is calculated using the weighted average number of shares outstanding under the basic method of loss per share as determined under IFRS.

Earnings before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Working Capital
Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common performance measure but does not have any standardized meaning under IFRS.

The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity.

Risks and Uncertainties

The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Kirkland Lake Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realizing estimated grades; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves; foreign exchange risks; regulatory; tax as well as health, safety, and environmental risks. For more extensive discussion on risks and uncertainties refer to the “Risks and Uncertainties” section in the December 31, 2016 Annual Information Form and the Company’s MD&A for the period ended December 31, 2017 filed on SEDAR.

Cautionary Note Regarding Forward-Looking Information
This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding: (i) the amount of future production over any period; (ii) assumptions relating to revenues, operating cash flow and other revenue metrics set out in the Company's disclosure materials; and (iii) future exploration plans.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability of Kirkland Lake Gold to successfully integrate the operations and employees of its Canadian and Australian operations, and realize synergies and cost savings, and to the extent, anticipated; the potential impact on exploration activities; the potential impact on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the merger; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including it’s annual information form and financial statements and related MD&A for the financial year ended December 31, 2017 and 2016 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com .

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT
Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com